SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



          RYANAIR CELEBRATES 50 MILLIONTH PASSENGER AT LONDON STANSTED
                         64 DESTINATIONS FOR JUST 50p!*

Ryanair, Europe's No. 1 low fares airline today (Friday 3rd September) celebrated reaching the 50 million passenger mark at London Stansted airport this month, by announcing a 50p* seat sale on all its 64 London Stansted routes.

Annoucing details Ryanair's Deputy CEO, Michael Cawley said:

        "This is a great milestone for Ryanair. We have revolutionized UK air travel bringing low fares to UK consumers and the rewards are clear - Ryanair has overtaken BA as the UK's favourite airline UK/Europe! Since 1989, we have flown 50 million UK passengers on our London Stansted routes. This translates to savings of GBP5 billion for our Stansted passengers.

        "Not only are we No. 1 for low fares - our average fare is GBP26, we are also the UK's No.1 airline for punctuality and customer service. And our range of destinations are second to none, our route network now stands at 165 destinations in 17 countries.
        "To celebrate this achievement we are delighted to announce a 50p seat sale* on all our 64 Stansted routes. We are inviting passengers to join our celebrations and grab one or many of these fantastic seats! As always demand will be huge so we are urging consumers to book early at www.ryanair.com".

*One way tax exclusive

Offer Details

Booking Period:        Friday 3rd Sept to Midnight Monday 6th Sept
Travel Period:         17th September to 10th February
Advance Purchase:      14 Days
Blackout Period:       21 Oct - 31 Oct & 18 Dec - 5th Jan 05

Ends.                          Friday, 3rd September 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 03 September 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director